Unlu Securities Inc.
(A Wholly-Owned Subsidiary of ÜNLÜ MENKUL DEGERLER A.S.)

Statement of Financial Condition

December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Unlu Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Park Ave
(No. and Street)

New York | | 10177
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Portnoff 212-751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Portnoff _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Unlu Securities Inc _____, as of December 31 _____, 20 20 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

_____
Title

_____
Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
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This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

mazars

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Shareholder of Unlu Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Unlu Securities Inc., (the "Company") (a wholly-owned subsidiary of Unlu Menkul Degerler A.S.), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2016.

New York, NY
February 22, 2021

Unlu Securities Inc.
(A Wholly-Owned Subsidiary of Ünlu Menkul Degerler A.S.)
Contents
Year Ended December 31, 2020

Unlu Securities Inc.
(A Wholly-Owned Subsidiary of Ünlu Menkul Degerler A.S.)
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	501,516
Prepaid expenses and other assets		11,922
Total assets	$	513,438
Liabilities and stockholder's equity		
Due to Parent	$	54,866
Accounts payable and accrued expenses		33,364
Total liabilities		88,230
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		1,769,990
Accumulated deficit		(1,344,792)
Total stockholder's equity		425,208
Total liabilities and stockholder's equity	$	513,438

See accompanying notes to financial statement.

1. **Organization and Nature of Business**

   Unlu Securities Inc. (the "Company") is a wholly-owned subsidiary of Ünlu Menkul Degerler A.S. (the "Parent"), a Turkish financial institution. The Company was incorporated in Delaware on February 9, 2015. The Company registered as a broker-dealer under the Securities Exchange Act of 1934 and became a non-clearing member of the Financial Industry Regulatory Authority (FINRA) on February 10, 2016 and commenced operations on the same date.

   The Company focuses primarily on sales and trading of Turkish-related fixed income and equity products, including private placements.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

   Concentration of Risk - Cash
   The Company maintains its cash balances in a single financial institution which, at times, exceeds federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents. At December 31, 2020, the balance in excess of insured amounts is approximately $250,000.

   Revenue Recognition
   The Company recognizes revenues in accordance with ASC 606, "Revenue from Contract with Customers". The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company recognizes research revenue when the Company provides research to a customer and collectability is assured. The Company believes that the performance obligation is satisfied at a point in time when research is provided and collectability is probable as the customer can benefit from the research services.

2.   Summary of Significant Accounting Policies *(continued)*

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Allowance for Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire remaining life of the financial asset.

ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first effective reporting period. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company's receivables arise from securities transactions that are executed and cleared by the Parent. As common control arrangements are excluded from ASC 326, the Company determined there is no impact on the financial statements upon adoption.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions.

2.   **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)

The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities.   When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate.   Interest and penalties related to unrecognized tax benefits are recorded in the income tax provision.   U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements.   The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority.   The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained.

Related Party Transactions
During the normal course of business, the Parent provides various services that accounts for a portion of the Company's business activities. Pursuant to a brokerage and services agreement, the Company earns commission on trades executed and cleared by the Parent. In return, the Company pays clearing costs equal to 50% of the commission earned in connection with the agreement.

The Parent allocated salary expenses to the Company, based on the CEO's estimated time spent each month for the Company. Commission receivable earned from trades are offset against salary allocation and the net amount due to Parent was $54,866 as reported in the accompanying statement of financial condition.

During the year, the Company converted $40,000 of payable to parent into equity.

Leases
In accordance with ASU No. 2016-02, *Leases* ("ASU 2016-02"), all leases with a term greater than 12 months are to be recognized on the balance sheet through a right of use asset and a lease liability along with disclosures of key information pertaining to leasing arrangements. This new guidance was effective for years beginning after December 15, 2018. As the Company's current lease term is for 12 months, management has elected to account for its short-term lease by recognizing the lease payments in operations on a straight-line basis over the term of the lease.

3. **Regulatory Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1-a-2-i). The Company has elected the alternative standard, which requires the maintenance of the greater of $250,000 or 2% of aggregate debit items in minimum net capital. At December 31, 2020, the Company had net capital (as defined) of $413,286 which was $163,286 in excess of the required minimum net capital of $250,000.

4. **Income Taxes**

At December 31, 2020, the Company had federal and state net operating loss carryforwards ("NOL") of approximately $1,263,000 and $1,261,000, respectively, available to offset future taxable income. There is $600,000 of Federal NOL incurred in 2018 through 2020 which will be carried forward indefinitely and $664,000 of accumulated Federal NOL incurred in the years before 2018 which will expire in 20 years. The Company's net deferred tax asset before valuation allowance was approximately $435,000, primarily as a result of net operating losses and amortization of startup costs. As of December 31, 2020, the Company recorded a full valuation allowance against its deferred tax asset since it is more likely than not that the deferred tax asset will not be realized. During 2020, the valuation allowance increased by approximately $73,000 from $362,000 to $435,000.

At December 31, 2020, management believes the Company did not have any uncertain tax positions. At December 31, 2020, the Company's income tax returns for the years 2017, 2018 and 2019 are subject to examination by the tax authorities.

5. **Financial Instruments with Off-Balance-Sheet Risk**

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

6. **Commitments**

In December 2020, the Company renewed its New York office lease through December 2021. Minimum rental payments attributable to the lease agreement are approximately $18,000.

7.   **Covid-19**

In March 2020, the World Health Organization has declared the coronavirus (COVID-19) outbreak to constitute a "Public Health Emergency of International Concern." The resulting restrictions on travel and quarantines imposed have had a negative impact on the U.S. economy and business activity globally, the full impact of which is not yet known and may result in an adverse impact to the Company's financial position and operating results.